UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                             SCHEDULE 13D/A

              Under the Securities Exchange Act of 1934

                           (Amendment No. 2)

                 Debut Broadcasting Corporation, Inc.
                 -----------------------------------
                            (Name of Issuer)

               Common Stock, par value $0.003 per share
                  ----------------------------------
                    (Title of Class of Securities)

                              24276 P 101
                     -----------------------------
                             (CUSIP Number)

                            Anthony R. Russo
                      222 Grace Church Street, Suite 300
                          Porchester, NY 10573
                              914-305-1266

                    ------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)

                             April 29, 2011
                     -----------------------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box /_/.

Note: Schedules filed in paper format shall include a signed original and five copies are to be sent. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24276 P 101

1   NAME OF REPORTING PERSONS

    River Falls Financial Services, LLC
    EIN 20-5172680


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) / /         (b) /  /

3   SEC USE ONLY


4   SOURCE OF FUNDS       .


5   CHECK  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)/_/

6   CITIZENSHIP OR PLACE OF ORGANIZATION


NUMBER  OF SHARES  BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER:


8   SHARED VOTING POWER:

9   SOLE DISPOSITIVE POWER:


10  SHARED DISPOSITIVE POWER:


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES   /_/


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


14  TYPE OF REPORTING PERSON        OO

This Amendment No. 2 amends and supplements the Schedule 13D originally filed by River Falls Financial Services, LLC on October 1, 2009, as amended by Amendment No. 1 filed on November 19, 2010.

Item 1.	Security and Issuer.

Item 1 is amended and supplemented as follows:

Anthony R. Russo replaced Ronald Heineman as Manager of River Falls as of April 29, 2011. Mr. Russo is not currently a record owner or beneficial owner of Debut common stock. However, were River Falls to exercise its purchase rights and own Debut common stock, Mr. Russo would be deemed a beneficial owner of such shares pursuant to his authority to vote and divest such shares on behalf of River Falls.

Item 2.	Identity and background.

Item 2 is supplemented and amended as follows:

Mr. Russo's principal business address is at 47 Centre Ave., Little Falls, New Jersey. Mr. Russo's principal employment is as CEO of Natural Clinician, LLC, a national provider of dietary supplements to the professional healthcare and medical services provider markets, at the foregoing address. Mr. Russo is manager of River Falls.

Item 4.	Purpose of transaction.

Item 4 is amended and supplemented as follows:

Mr. Russo having replaced Mr. Heineman as Manager of River Falls primarily in connection with prospective management of certain of River Falls' other investments and obligations, the reporting person has no plans requiring disclosure hereunder, including any plans to change the composition of Debut's board of directors.

Item 5.  Interest in Securities of the Issuer.

Item 5(a) is amended and restated as follows:

   (a) Assuming complete exercise of its conversion/option rights, River Falls would own 7,240,000 shares, or 18% of the Debut common stock. Upon any such exercise Mr. Russo would be deemed a beneficial owner of such shares, owing to Mr. Russo's position as manager of River Falls.

Signature

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 18, 2011

RIVER FALLS FINANCIAL SERVICES, LLC

BY: /s/ Anthony R. Russo
   -----------------------
        Anthony R. Russo, Manager